FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of June 2012.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Completes Acquisition of Ansaldo Sistemi Industriali S.p.A. and Announces Outline of Its New Subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on June 1, 2012, in Kyoto, Japan

Nidec Completes Acquisition of Ansaldo Sistemi Industriali S.p.A. and Announces Outline of Its New Subsidiaries

Nidec Corporation (NYSE: NJ, “Nidec” or “we”) today announced that it completed the acquisition of Ansaldo Sistemi Industriali S.p.A. (the “Acquired Business” or “ASI”) on June 1, 2012 (May 31, 2012, Italian time) from HVEASI Holding, B.V. (Netherlands), a privately owned company affiliated with Patriarch Partners, LLC. As a result, the Acquired Business, now consisting of the foreign companies listed below, became Nidec’s subsidiaries.

The following is an outline of the companies that became Nidec’s new subsidiaries today:

1.

Outline of the New Subsidiaries

1

Company Names

•

Italy:  Ansaldo Sistemi Industriali S.p.A.

•

Italy:  Answer Drives S.r.l.

•

France:  Ansaldo Sistemi Industriali SA

•

Germany:  Ansaldo Sistemi Industriali GmbH

•

USA:  Anselectric LLC

•

China:  Asi Industrial Systems Beijing Co. Ltd.

•

Romania:  Ansaldo Sistemi Industriali RO S.r.l.

•

Russia:  A/O Ansaldo VEI

2

Capital Structure

ASI is a 100% subsidiary of Nidec.

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Outline of ASI

1) Directors

Chairman of the Board of Directors:	Patrick Murphy (CEO of Nidec Motor Corporation)
Director, Chief Executive Officer:	Dr. Claudio Andrea Gemme
Director:	Motoyoshi Hanaoka

2) Address

Viale Sarca, 336, 1-20126 Milano, Italy

3) Employees

1,336

2.

Future Operation Policy and Investment Plan

With respect to our industrial motor business, in September 2010, we acquired Nidec Motor Corporation (formerly, Emerson Motors & Controls) and have strived to continually strengthen this business. In the future, we intend to realize the fullest effect of synergies with the Acquired Business, ASI, (in technology, production and sales), which has strength in Metals, Energy & Renewables, Oil & Gas, Marine, & General Industry sectors.  We also intend to respond to a wide variety of customer needs by adding to our current product portfolio the Acquired Business’s large industrial motors, generators, low and medium voltage drives and industrial systems and automation, laying a foundation for Nidec to position itself in the market as a solution provider with a full range of industrial rotating equipment and automation products & services. Moreover, Nidec seeks to expand its business outside of the core applications of its products, which are currently in water and waste water, to metals, energy, and oil and gas, marine, & general industry where ASI has strong market positions, and seek further growth in our industrial business.

3.

Effect on Financial Performance for the Current Fiscal Year

Once we determine the impact of the transaction on our financial performance for the current fiscal year, we will make appropriate disclosure pursuant to the rules of the Japanese Stock Exchange, and announce any changes to our forecasts as required thereunder.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or current expectations of Nidec or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the anticipated benefits of the planned transaction not being realized, shifts in technology, and changes in economic environments. Nidec does not undertake any obligation to update the forward-looking statements contained herein, nor to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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